Exhibit 99.1

Suntech Appoints David King as CEO

Dr. Zhengrong Shi to serve as Executive Chairman and Chief Strategy Officer

WUXI, China, August 15, 2012 — Suntech Power Holdings Co., Ltd. (NYSE: STP) (“Suntech” or the “Company”) today announced that Dr. Zhengrong Shi will serve as Executive Chairman of the Board and assume the position of Chief Strategy Officer of the Company. Mr. David King has been appointed as Chief Executive Officer of Suntech.

“The solar industry is at a critical juncture and is facing both significant challenges and exciting opportunities. At this time, I believe it’s important to devote more of my time to guiding the strategic direction of the Company, building relationships with key partners, and driving the ongoing development of Suntech’s leading solar technology,” said Dr. Shi, Suntech’s Executive Chairman and Chief Strategy Officer.

“We are delighted that David has agreed to bring his leadership and demonstrated operational excellence to the role of Suntech’s Chief Executive Officer,” Dr. Shi continued. “We believe that this new management structure will position Suntech to excel in this environment.”

Mr. David King, Chief Executive Officer of Suntech said, “I am honored to accept this new assignment and would like to thank Dr. Shi and the other Board members for giving me this opportunity. Over the past 11 years, Dr. Shi has built Suntech to be a global leader in the solar industry and the Company’s established brand, reputation for quality and world-class team give us a clear long-term competitive advantage. I look forward to working with Dr. Shi to address the near-term challenges, while continuing to drive growth and cement Suntech’s leadership position.”

Ms. Anlin Ting-Mason, currently Chief Financial Officer of Suntech America, who has over 30 years of financial experience in both China and the U.S., will assume the role of the Company’s interim Chief Financial Officer.

Mr. King joined Suntech in May 2011 as Chief Financial Officer. Previously, Mr. King served as the Chief Financial Officer and Treasurer of Tetra Tech, Inc., a leading NASDAQ-listed provider of consulting, engineering, program management, construction and technical services addressing the resource management, energy and infrastructure markets. Prior to that, he held senior financial management positions with Walt Disney Imagineering and Bechtel Group.

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces industry-leading solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are driving solar to grid parity against fossil fuels. Our mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

For more information about Suntech’s people and products visit http://www.suntech-power.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the management team’s ability to address near-term challenges and cement its leadership position in the solar industry. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor inquiries, please contact:
Suntech Power Holdings, Co. Ltd.

Rory Macpherson
Investor Relations Director
Email: rory@suntech-power.com

Media inquiries, please contact:
Josh Gartner
Brunswick Group
Tel: +86-136-9928-9602
Email: Suntech@brunswickgroup.com